Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated December 3, 2020

Registration No. 333-235572

WSFS Financial Corporation

$150,000,000

2.75% Fixed-to-Floating Rate Senior Notes due 2030 (the “Notes”)

Issuer:	WSFS Financial Corporation

Securities Offered:	2.75% Fixed-to-Floating Rate Senior Notes Due 2030

Principal Amount Offered:	$150,000,000

Rating:

Kroll: A-

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 3, 2020

Settlement Date:	December 8, 2020 (T+3)

Maturity Date:	December 15, 2030, unless previously redeemed

Reference Benchmark:	UST 0.875%, due November 15, 2030 to but excluding December 15, 2025

Benchmark Yield:	0.91%

Spread to Benchmark:	+184 bps

Yield to Investors:	2.75%

Interest Rate:	2.75% per annum, from and including the original issue date, to but excluding December 15, 2025 or the date of earlier redemption, payable semi-annually in arrears. From and including December 15, 2025, to but excluding, the Maturity Date or the date of earlier redemption, the interest rate shall reset quarterly to an interest rate per annum equal to a Benchmark rate (which is expected to be the Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement under “Description of the Notes – Interest”), plus 248.5 basis points, payable quarterly in arrears.

Interest Payment Dates:	June 15 and December 15 of each year to but excluding December 15, 2025 and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year through the maturity date or early redemption date. The first interest payment will be made on June 15, 2021; provided, however that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Day Count Convention:	30/360 to but excluding December 15, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from and including December 8, 2020.

Use of Proceeds:	WSFS intends to use the net proceeds for general corporate purposes including, but not limited to, financing organic growth, acquisitions, repurchases of common stock, and redemption of outstanding indebtedness.

Optional Redemption:	WSFS may, at its option, beginning with the interest payment date of December 15, 2025 and on any scheduled interest payment date thereafter, redeem the Notes issued thereby, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Subordination; Ranking:	The Notes will be senior unsecured indebtedness of WSFS Financial Corporation, will rank equally with its other senior unsecured indebtedness and will be effectively subordinated to secured indebtedness and structurally subordinated to the indebtedness of its subsidiaries. As of September 30, 2020, WSFS had no outstanding secured debt, $98.8 million in senior unsecured debt and its subsidiaries’ direct borrowings and deposit liabilities totaled approximately $11.5 billion.
Events of Default; Remedies:	The Notes will contain events of default, the occurrence of which may result in the acceleration of WSFS’s obligations under the Notes in certain circumstances.

Certain Covenants:	WSFS will issue the Notes under an indenture and a supplemental indenture, which are collectively referred to as the Indenture between WSFS and U.S. Bank National Association, as the trustee. The Indenture contains covenants that limit: (i) WSFS and WSFS Bank’s ability to sell or otherwise dispose of certain equity securities of WSFS Bank; (ii) WSFS Bank’s ability to issue certain equity securities; (iii) WSFS Bank’s ability to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; and (iv) WSFS and WSFS Bank’s ability to incur debt secured by certain equity securities of WSFS Bank. These covenants are subject to a number of important exceptions, qualifications and limitations.

Listing:	The Notes will not be listed on any national securities exchange or quoted on any automated quotation system. Currently, there is no public trading market for the Notes.

Denominations:	WSFS will issue the Notes only in denominations of $1,000 and integrals of $1,000 in excess thereof.

Further Issuances:	WSFS may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date, the issue price, the interest payment accruing prior to the issue date, and the initial interest payment date, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series.

Trustee:	U.S. Bank National Association

Governing Law:	The Indenture and the Notes will be governed by the laws of the State of New York. The Indenture will be subject to the provisions of the Trust Indenture Act of 1939, as amended.

CUSIP/ISIN:	929328 AF9 / US929328AF99

Joint Book-Running Managers:	Piper Sandler & Co. Keefe, Bruyette & Woods, A Stifel Company

Co-Manager:	Boenning & Scattergood, Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Piper Sandler & Co. toll-free at 866-805-4128 or Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.